Announcement









                  Company Oxford Glycosciences PLC
                  TIDMOGS
                  Headline Holding(s) in Company
                  Released09:24 10 Feb 2003
                  Number2584H






NOTIFICATION OF MAJOR INTERESTS IN SHARES
Oxford GlycoSciences Plc
On 7 February 2003 the Company was informed that on 6 February 2003 Amvescap Plc purchased 713,800 shares (representing 1.28% of the Company's issued share capital), bringing its total holding to 11,143,783 shares (representing 19.9967% of the Company's issued share capital). The registered holders are set out below:
      Vidacos Nominees Limited 8,365,812
      Chase Nominees Limited 670,000
      HSBC Nominees Limited 1,201,500
      Northern Trust Nominees Limited 248,671
      Bank of New York Nominees Limited 507,800
      Mellon Bank Nominees Pittsburgh 150,000

The Company was further advised that the above holding includes the following notifiable holdings: INVESCO Perpetual Income Fund holds 2,500,000 shares (4.49%) and INVESCO Perpetual UK Growth Fund holds 2,890,987 (5.19%) both registered in the name of Vidacos Nominees Limited.
Name of contact and telephone number for queries
Pam Rixon 01235 208022
Name of authorised company official responsible for making this notification John Ilett Company Secretary
Date of notification 10 February 2003
END